UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)

ASCENDIS PHARMA A/S

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

04351P101
(CUSIP Number)

OrbiMed Advisors LLC
OrbiMed Capital GP V LLC
OrbiMed Capital LLC

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone: (212) 739-6400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 04351P101
1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,374,391
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,374,391
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,374,391
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.8%*
14		TYPE OF REPORTING PERSON (See Instructions) IA

______________
* This percentage is calculated based upon 36,984,292 of the Issuer’s Ordinary Shares outstanding (including any such Ordinary Shares represented by ADSs (as defined below)), as set forth in the Issuer’s Form 6-K filed with the SEC (as defined below) on December 29, 2017.

SCHEDULE 13D

CUSIP No. 04351P101
1		NAME OF REPORTING PERSONS OrbiMed Capital GP V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,198,291
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,198,291
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,198,291
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%*
14		TYPE OF REPORTING PERSON (See Instructions) OO

______________
* This percentage is calculated based upon 36,984,292 of the Issuer’s Ordinary Shares outstanding (including any such Ordinary Shares represented by ADSs (as defined below)), as set forth in the Issuer’s Form 6-K filed with the SEC (as defined below) on December 29, 2017.

SCHEDULE 13D

CUSIP No. 04351P101
1		NAME OF REPORTING PERSONS OrbiMed Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 193,900
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 193,900
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 193,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14		TYPE OF REPORTING PERSON (See Instructions) IA

______________
* This percentage is calculated based upon 36,984,292 of the Issuer’s Ordinary Shares outstanding (including any such Ordinary Shares represented by ADSs (as defined below)), as set forth in the Issuer’s Form 6-K filed with the SEC (as defined below) on December 29, 2017.

Item 1.	Security and Issuer

This Amendment No. 9 (“Amendment No. 9”) to Schedule 13D supplements and amends the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by OrbiMed Advisors LLC, OrbiMed Capital GP V LLC and Samuel D. Isaly on February 12, 2015 (the “Statement”) and amended by Amendment No. 1 thereto filed with the SEC on November 20, 2015, Amendment No. 2 thereto filed with the SEC on June 7, 2016, Amendment No. 3 thereto filed with the SEC on June 9, 2016, Amendment No. 4 thereto filed with the SEC on June 17, 2016, Amendment No. 5 thereto filed with the SEC on June 21, 2016, Amendment No. 6 thereto filed with the SEC on June 30, 2016, Amendment No. 7 thereto filed with the SEC on October 24, 2016, and Amendment No. 8 thereto filed with the SEC on June 21, 2017. The Statement relates to the Ordinary Shares (the “Ordinary Shares”) of Ascendis Pharma A/S (the “Issuer”). Certain Ordinary Shares are represented by American Depositary Shares (“ADS”), with each ADS representing one Ordinary Share. The ADSs are listed on the NASDAQ Global Select Market under the ticker symbol “ASND”. The Issuer’s principal offices are located at Tuborg Boulevard 5, DK-2900 Hellerup, Denmark.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.
This Amendment No. 9 is being filed to report that Samuel D. Isaly, who was previously identified as a reporting person, has ceased to be the beneficial owner of more than five percent of the outstanding Ordinary Shares.
Item 2 of the Statement is amended to read in full as set forth below.

Item 2.	Identity and Background

(a) This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, OrbiMed Capital GP V LLC (“GP V”), a limited liability company organized under the laws of Delaware, and OrbiMed Capital LLC (“Capital”), a limited liability company organized under the laws of Delaware (collectively, the “Reporting Persons”).

(b) – (c), (f) Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended (“Investment Advisers Act”), is the sole managing member of GP V, which is the sole general partner of OrbiMed Private Investments V, LP (“OPI V”), and is the sole general partner of OrbiMed Partners II, L.P. (“OrbiMed Partners”).  OPI V and OrbiMed Partners hold Ordinary Shares, including certain Ordinary Shares represented by ADSs, as described herein.  Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

Capital, a registered investment adviser under the Investment Advisers Act, acts as the investment advisor to OrbiMed Partners Master Fund Limited, a Bermuda exempted company (“OrbiMed Master Fund”), which holds Ordinary Shares, which are represented by ADSs, as described herein.  Capital has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP V has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of Advisors, GP V and Capital are set forth on Schedules I, II and III, attached hereto. Schedules I, II and III set forth the following information with respect to each such person:

(i) name;

(ii) business address;

(iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv) citizenship.

(d) – (e) During the last five years, neither the Reporting Persons nor any person named in Schedules I, II or III have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5 of the Statement is amended to read in full as set forth below.
Item 5.	Interest in Securities of the Issuer

(a)-(b) The following assumes that there are 36,984,292 Ordinary Shares outstanding (including any such Ordinary Shares represented by ADSs), as set forth in the Issuer’s Form 6-K filed with the SEC on December 29, 2017.

As of the date of this filing, OPI V holds 4,198,291 Ordinary Shares (of which 2,717,315 are represented by ADSs), constituting approximately 11.3% of the issued and outstanding Ordinary Shares. Advisors, pursuant to its authority as the sole managing member of GP V, the sole general partner of OPI V, may be deemed to indirectly beneficially own the Ordinary Shares held by OPI V. GP V, pursuant to its authority as the general partner of OPI V, may be deemed to indirectly beneficially own the Ordinary Shares held by OPI V. As a result, Advisors and GP V share the power to direct the vote and to direct the disposition of the Ordinary Shares described in Item 6 below.  Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Ordinary Shares held by OPI V.

As of the date of this filing, OrbiMed Partners holds 176,100 Ordinary Shares (all of which are represented by ADSs), constituting approximately 0.5% of the issued and outstanding Ordinary Shares.  Advisors, pursuant to its authority as the sole general partner of OrbiMed Partners, may be deemed to indirectly beneficially own the Ordinary Shares held by OrbiMed Partners.

As of the date of this filing, OrbiMed Master Fund holds 193,900 Ordinary Shares (all of which are represented by ADSs), constituting approximately 0.6% of the issued and outstanding Ordinary Shares.  Capital, pursuant to its authority as the investment advisor to OrbiMed Master Fund, may be deemed to indirectly beneficially own the Ordinary Shares held by OrbiMed Master Fund.

(c) The Reporting Persons have not effected any transactions in the Ordinary Shares or ADSs during the past sixty (60) days.

(d) Not applicable.

(e) As of January 24, 2018, Samuel D. Isaly, who was previously identified as a reporting person, has ceased to be the beneficial owner of more than five percent of the outstanding Ordinary Shares.

The first three paragraphs of Item 6 of the Statement are amended to read in full as follows.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, GP V is the sole general partner of OPI V, pursuant to the terms of the limited partnership agreement of OPI V. Advisors is the sole managing member of GP V, pursuant to the terms of the limited liability company agreement of GP V. Pursuant to these agreements and relationships, Advisors and GP V have discretionary investment management authority with respect to the assets of OPI V.  Such authority includes the power of GP V to vote and otherwise dispose of securities purchased by OPI V.  The number of outstanding Ordinary Shares held by OPI V is 4,198,291 Ordinary Shares (of which 2,717,315 are represented by ADSs). Advisors and GP V may each be considered to hold indirectly such 4,198,291 Ordinary Shares.

Advisors is the sole general partner of OrbiMed Partners, pursuant to the terms of the limited liability company agreement of OrbiMed Partners.  Pursuant to this agreement, Advisors has discretionary investment management authority with respect to the assets of OrbiMed Partners.  Such authority includes the power of Advisors to vote and otherwise dispose of securities purchased by OrbiMed Partners.  The number of outstanding Ordinary Shares held by OrbiMed Partners is 176,100 Ordinary Shares (all of which are represented by ADSs).  Advisors may be considered to hold indirectly such 176,100 Ordinary Shares.

Capital is the investment advisor of OrbiMed Master Fund, pursuant to the terms of the investment advisory contract with OrbiMed Master Fund.  Pursuant to this agreement, Capital has discretionary investment management authority with respect to the assets of OrbiMed Master Fund.  Such authority includes the power of Capital to vote and otherwise dispose of securities purchased by OrbiMed Master Fund.  The number of outstanding Ordinary Shares held by OrbiMed Master Fund is 193,900 Ordinary Shares (all of which are represented by ADSs).  Capital may be considered to hold indirectly such 193,900 Ordinary Shares.

Item 7.	Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP V LLC, and OrbiMed Capital LLC.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2018

OrbiMed Advisors LLC

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

OrbiMed Capital GP V LLC

By:	OrbiMed Advisors LLC its Managing Member

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

OrbiMed Capital LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Capital LLC

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP V LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

Schedule III

The name and present principal occupation of each of the executive officers and directors of OrbiMed Capital LLC are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Capital GP V LLC, and OrbiMed Capital LLC.